

SECURI[illegible] 07003276 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
PROCESSING
MAR - 1 2007

SEC FILE NUMBER
8-65953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: brokersXpress LLC

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)3

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street Suite 220 (No. and Street)

Chicago (City) | Illinois (State) | 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Stern (312) 630-3300

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Ernst & Young LLP (Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive, Sears Tower (Address) | Chicago (City) | Illinois (State) | 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/07

0611-0784438

Statement of Financial Condition

brokersXpress LLC
December 31, 2006
With Report of Independent Registered Public Accounting Firm

0611-0784438

brokersXpress LLC

Statement of Financial Condition

December 31, 2006

Contents

0611-0784438

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
brokersXpress LLC

We have audited the accompanying statement of financial condition of brokersXpress LLC (the Company), a wholly owned subsidiary of optionsXpress Holdings, Inc., as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of brokersXpress LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 23, 2007
Chicago, Illinois

brokersXpress LLC

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 2,007,764
Due from affiliate	663,391
Other assets	93,481
Total assets	$ 2,764,636
Liabilities and member's equity	
Accounts payable	$ 407,356
Accrued liabilities	595,420
Total liabilities	1,002,776
Member's equity	1,761,860
Total liabilities and member's equity	$ 2,764,636

See accompanying notes.

brokersXpress LLC

Notes to Statement of Financial Condition

December 31, 2006

1. Basis of Presentation

brokersXpress LLC (the Company) follows accounting principles generally accepted in the United States, including certain accounting guidance used by the brokerage industry.

2. Nature of Operations

brokersXpress LLC is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company is focused on providing internet-based options, stock and futures brokerage services to retail customers via investment professionals. brokersXpress LLC is a wholly owned subsidiary of optionsXpress Holdings, Inc. (the Parent).

For the period from January 1, 2006 to September 7, 2006, the Company cleared all customer transactions through a third-party clearing broker on a fully disclosed basis. From September 8, 2006 to December 31, 2006, the Company cleared all customer transactions through an affiliated clearing broker on a fully disclosed basis.

3. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from management's estimates.

4. Commitments, Contingencies, and Guarantees

Commitments

The Company currently leases office space under a noncancelable operating lease agreement that expires on November 30, 2007. At December 31, 2006, the future minimum annual lease commitments, exclusive of additional payments, are $18,293 for 2007.

4. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company is subject to pending and threatened legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the disposition of such outstanding legal actions will not have a material adverse effect on the financial position or results of operations of the Company.

5. Employee Benefit Plan

The Company's eligible employees have the option to participate in the 401(k) savings plan sponsored by an affiliate. Discretionary contributions may be made, although no such contributions have been made to the plan for the year ended December 31, 2006.

6. Credit Risk

The Company maintains its cash balances at two financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per institution. Uninsured balances were $1,807,764 at December 31, 2006. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

Under the terms of the Company's clearing agreement with its affiliate, the Company introduces its customers' accounts to its affiliate who, as the clearing broker, clears and maintains all of the Company's customer account activity. In accordance with applicable margin lending practices and in conjunction with the clearing broker, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. Compliance with the various guidelines are monitored daily, and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

As of December 31, 2006, the Company had $18,006,203 in credit extended to its customers through its clearing broker. The amount of risk to which the Company is exposed from the leverage extended to its customers and, specifically, from short sale transactions by its customers is not quantifiable since the risk would be dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. The account level margin and leverage requirements meet or exceed those required by Regulation T of the Board of Governors of the Federal Reserve. The Company believes that it is unlikely that it will have to make any significant payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statements.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Company is required to maintain net capital of 6 2/3% of "aggregate indebtedness" or $250,000, whichever is greater, as these terms are defined. At December 31, 2006, the Company had net capital of $1,668,379, which was $1,418,379 in excess of its net capital requirement. The ratio of aggregate indebtedness to net capital at December 31, 2006, was 0.66 to 1.

The Company is also subject to CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as an introducing broker, is required to maintain minimum net capital equal to the greater of its net capital requirement under Rule 15c3-1 or $45,000 under Reg. 1.17. The net capital rule may effectively restrict the payment of cash distributions or other equity withdrawals.

8. Related-Party Transactions

optionsXpress, Inc., an affiliate, provides the Company certain support services, such as the use of personnel, equipment, and facilities.

At December 31, 2006, the due from affiliate balance includes:

Due from affiliate for commissions and interest receivable	$ 754,704
Due to affiliate for support services provided	(91,313)
Due from affiliate – net	$ 663,391

The Company paid a distribution to the Parent totaling $2,000,000 during the year ended December 31, 2006.

END